Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 14 DATED DECEMBER 6, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation” for Avon Place Apartments – Avon, Connecticut:

On November 26, 2019, $500,000 of the additional investment amount was funded. After such funding, the total current investment is $3,000,000.